Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The interim condensed consolidated financial statements appearing elsewhere in this report should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2023. The results of operations for the six months ended June 30, 2024, are not necessarily indicative of the operating results for the full fiscal year.

Overview

We manufacture, market and sell technologically advanced custom-made printed circuit boards, or PCBs, including high density interconnect, or HDI, flex-rigid and rigid, with high layer count boards.  Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as contract electronic manufacturers.  PCBs are constructed from a variety of base raw materials.  PCBs can be double-sided or multi-layered and made of rigid, flexible, flex-rigid or high-frequency materials.  In essence, they are platforms that conduct electrical signals among active and passive microelectronics components, microprocessors, memories, resistors and capacitors.  Photolithographic type processes transfer the images of the electrical circuit onto the layers, and chemical processes etch these lines on the boards. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs. We also act as an agent for the importation of PCBs from Southeast Asia when customers require high volume production runs, although such activity was less material in recent years.

Critical Accounting Estimates

The preparation of our consolidated financial statements and other financial information requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate on an on-going basis these estimates, mainly related to inventory, deferred tax assets and share-based compensation expenses.

We base our estimates on our experience and on various assumptions that we believe are reasonable under the circumstances. The results of our estimates form the basis for our management’s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information:

Inventory

We are required to state our inventories at the lower of cost or net realizable value.  Cost is determined on the weighted average basis for raw materials.  For work in progress and finished goods, the cost is determined based on calculation of accumulated actual direct and indirect costs. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

We periodically evaluate the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices and contractual obligations to maintain certain levels of parts. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, excess inventories, market prices lower than cost and adjusted revenue forecasts. Any write-off is recognized in our consolidated statements of income as cost of revenues. In addition, if required, we record a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of our forecast of future demand consistent with our valuation of excess and obsolete inventory.

The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning future sales potential at which such inventory will be sold in the normal course of business. Incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Given the significant assumptions required and the possibility that actual conditions will differ, we consider the valuations to be a critical accounting estimate.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of PCBs, including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe, India and North America.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related expenses for executive and for selling, and marketing personnel, marketing activities, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on loans, and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Results of Operations

Revenues. Our revenues for the six months ended June 30, 2024, were $22.2 million as compared to $22.5 million for the six months ended June 30, 2023, a decrease of $0.3 million. The decrease in revenues is primarily attributable to a significant timing shift by some key customers, who prioritized orders for PCBs with medium technology requirements, resulting in lower prices and margins. Orders for more complex, higher-margin PCBs were pushed back to the end of Q2 2024 and faced production delays due to manpower-related capacity constraints. In addition, during Q2 2024 we had only 59 workings days.

Cost of Revenues. Cost of revenues increased by 5% to $17.4 million for the six months ended June 30, 2024 from $16.5 million for the six months ended June 30, 2023.

Gross Profit. Our gross profit decreased to $4.9 million or 21.2% for the six months ended June 30, 2024 from $6.0 million, or 26.5% for the six months ended June 30, 2023. The decrease in our gross profit and gross margin in 2024 is attributed to the unfavorable mix of products sold during the six months ended June 30, 2024.

Our operating expenses were $2.8 million for the six months ended June 30, 2024 as compared to $3.0 million for the six months ended June 30, 2023.

Financial Expenses, Net. We had net financial income of $0.8 million in first six months of 2024 compared to net income of $0.5 million in the first six months of 2023. The increase in financial income is primarily attributable to the rate of devaluation of the NIS exchange rate against the US Dollar and its impact on our outstanding Dollar denominated balances.

Net Profit. Our net profit for first six months of 2024 was $2.5 million compared to net profit of $2.9 million in the first six months of 2023.

Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997, rights offerings in 2019 and 2020 and public offering in 2024.

As of June 30, 2024, our cash position (cash and cash equivalents and short-term bank deposits) totaled $18.3 million compared to $12.1 million in cash and cash equivalents as of December 31, 2023. As of June 30, 2024, we had working capital of $24.2 million as compared to working capital of $16.1 million as of December 31, 2023.

As of June 30, 2024, we had revolving lines of credit aggregating NIS 8.7 million ($2.4 million) with our banks, none of which was utilized as of such date. As of June 30, 2024, we were in compliance with our banks' covenants. All of our assets are pledged to our banks, whose consents are required for any future pledge of such assets. As of June 30, 2024, we had no debt.

Net cash provided by operating activities for the first six months of 2024 was $2.9 million as compared to $2.9 million during the first six months of 2023. This was primarily due to the net profit of $2.5 million incurred during this period and non-cash expenses in the amount of $1.0 which were offset by an increase in working capital items.

Net cash used in investing activities during the first six months of 2024 was $12.5 million as compared to net cash provided by investing activities of $1.5 million during the first six months of 2023. This was primarily due to purchase of fixed assets in the amount of $ 6.0 million and investment in short-term bank deposits in the amount of $6.5 million, during the first six months of 2024.

Net cash provided by financing activities during the first six months of 2024 was $9.6 million, mainly attributable to issuance of shares, net, compared to cash used in financing activities of $3.0 million during the first six months of 2023.

Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; (vii) the repayment of existing lines of credit and loans; and (vii) approval of the current or additional lines of credit and long-term loans from banks.

To the extent that the funds generated from our operations and our existing capital resources are insufficient to fund our operating, financial and capital investment requirements, we will need to raise additional funds through public or private financing or other sources.  Additional financing may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

Corporate Tax Rate

The corporate tax in Israel, as of June 30, 2023, is 23%. According to the Law for the Encouragement of Capital Investments and our Preferred Enterprise status, our applicable tax rate is 16%.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in Dollars, are influenced by the exchange rate between the Dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the Dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in Dollars may increase. NIS linked balance sheet items may also create foreign exchange gains or losses, depending upon the relative Dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.